PUBLIC

13014636

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
401

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65801

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Park Group LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

183 Madison Avenue, 8th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mir Arif (212) 776-1981
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street (Address) New York (City) NY (State) 10020 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EA 3/11/13

OATH OR AFFIRMATION

I Mir Arif, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Park Group LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

SHERI PAK
Notary Public - State of New York
NO. 01PA6252542
Qualified in Queens County
My Commission Expires 12/5/15

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Madison Park Group LLC

Statement of Financial Condition
December 31, 2012

Madison Park Group LLC
Contents
December 31, 2012

Page(s)

Independent Auditors' Report 1-2

Statement of Financial Condition 3

Notes to Financial Statement 4-6

MAZARS

Weiser Mazars

Independent Auditors' Report

To the Managing Member of
Madison Park Group LLC

We have audited the accompanying statement of financial condition of Madison Park Group LLC (the "Company") as of December 31, 2012 that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of

the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 18, 2013

Madison Park Group LLC
Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	72,153
Fixed assets, net of accumulated depreciation of $33,059		140,042
Prepaid and other assets		47,948
Total assets	$	260,143
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	59,921
Commitment		
Member's equity		
Member's equity		200,222
Total liabilities and member's equity	$	260,143

The accompanying notes are an integral part of this financial statement.

1. Business

Madison Park Group LLC (the "Company") is registered as a broker-dealer with the Securities Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is involved in the sale of securities for its clients by providing investment banking services and financial advisory and capital-raising services, principally related to mergers and acquisitions advice and equity private placements.

The Company does not hold funds or securities for, or owes any money or securities to, customers and does not carry accounts of, or for, customers. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

A member of a limited liability company is not personally liable for the debts, obligations or other liabilities of the limited liability company by reason of being such a member.

2. Summary of Significant Accounting Policies

Revenue and Expense Recognition
Investment banking and consulting fees are recorded when the underlying transaction is consummated.

Income Taxes
As a single member limited liability company, the Company does not incur any liability for federal or state income taxes since all income, deductions and credits are reportable by its member.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fixed Assets
Fixed assets are recorded at cost and are depreciated under the straight-line method over the estimated useful lives of the assets.

Concentration of Risk - Cash
The Company maintains its cash balances in one major financial institution which, at times, may exceed the $250,000 federally-insured limits.

3. Major Customers

For the year ended December 31, 2012, the Company had 4 major customers.

4. Fixed Assets

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2012 is as follows:

		Estimated Useful Lives
Furniture and fixtures	$ 163,409	7 years
Equipment	9,693	3-5 years
	173,102	
Less accumulated depreciation	33,059	
Property and equipment, net	$ 140,043	

5. Commitment

Operating Lease
In 2011, the Company entered into a lease to rent office space in New York, NY under a non-cancelable lease agreement, expiring on December 31, 2016. Future minimum rental payments under the above lease are as follows:

Year Ending December 31,	Amount
2013	$ 119,513
2014	122,501
2015	125,564
2016	128,703
	$ 496,281

6. Regulatory Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2012, the Company has net capital of $12,232, which is $7,232 in excess of its required net capital of $5,000. The Company has aggregate indebtedness of $59,921. The Company's ratio of aggregate indebtedness to net capital is 4.90 to 1 at December 31, 2012.

7. Subsequent Events

The Company has evaluated subsequent events through February 18, 2013, the date the financial statements were available for issuance.